U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25
                               Amendment Number 1

Commission File No. 0-14536                          CUSIP No.  None

                           NOTIFICATION OF LATE FILING

                  [ x ] Form 10-K and 10 KSB      [ ] Form 11-K

                  [   ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                     For the Period Ended December 31, 1996

           Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

PART I.  Registration Information

                Winthrop California Investors Limited Partnership
                            (Full Name of Registrant)

One International Place, Boston, Massachusetts               02110
   (Address of Principal Executive Office)                 (Zip Code)

PART II. Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ X ] (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date; and

[ X ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. Narrative

         See accountant's statement attached hereto.


April 14, 1997

Mr. Thomas Staples
Vice President/Controller
Winthrop Financial Associates
One International Place
Boston, MA  02110

Re:  Winthrop California Investors Limited Partnership and
          Crow Winthrop Operating Partnership



Dear Mr. Staples:

This will confirm our conversation regarding the fact that we will not be in a position to issue our opinion on the audit of the consolidated balance sheets of Winthrop California Investors Limited Partnership and Crow Winthrop Operating Partnership as of December 31, 1996 by April 15, 1997.

Due to the fact that Crow Winthrop Operating Partnership was in default of its debt agreement as of April 1, 1996 and is in the process of negotiating a revision with the lenders, it is necessary to confirm certain classifications of principal and interest, as well as cash collateral with the lender. Although we have had phone conversations regarding the items which are needed, as of this date we have still not received the necessary information.

The consolidated financial statements also include a 25% interest in Crow Winthrop Development L.P. This information was only recently received and still must be reviewed and incorporated into the financial statements.

You have informed us that as of March 28, 1997, Crow Winthrop Operating Partnership has filed a Debtor's Plan of Reorganization under Chapter 11 in the United States Bankruptcy Court, Central District of California. It is necessary for us to complete our review of the proposed plan and its potential impact on the financial statements before we issue our opinion.

We will conclude our examination as quickly as is consistent  with  professional
standards,   based  upon  the  availability  of  appropriate   confirmation  and
documentation.

Very truly yours,

ARTHUR ANDERSEN LLP


By /s/ Donald A. Greenhalgh


PART IV.  Other Information

(1) Name and telephone number of person in contact in regard to this notification:

    David J. Heymann                516                  681-3636
       (Name)                   (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         YES  [ X ]                 NO [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         YES [ ]           NO [ X ]

                WINTHROP CALIFORNIA INVESTORS LIMITED PARTNERSHIP
                  (Name of registrant as specified in charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 14, 1997          By:  WINTHROP FINANCIAL ASSOCIATES,
                                    A LIMITED PARTNERSHIP,
                                    Managing General Partner


                                    By: /s/ Michael L. Ashner
                                            Michael L. Ashner
                                            Chief Executive Officer